Via EDGAR Correpondense
Mark Webb
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

    RE:      Unity Bancorp, Inc. Form 10-K for Year Ended December 31, 2010 Filed March 17, 2011 and Form 10-Q for Quarter Ended March 31, 2011 Filed May 11, 2011
       File No. 001-12431

Dear Mr. Webb:

    We received your correspondence dated August 8, 2011 via email on September 9, 2011.  The original email dated August 8, 2011 was not received.  We will respond to your correspondence within ten business days of today, September 12, 2011.

    If you have any questions or comments, you may direct them to Alan Bedner at 908.713.4308.

Sincerely,
/s/ Alan J. Bedner, Jr.
EVP and Chief Financial Officer